Exhibit 12

                                 Humana Inc.
                     Ratio of Earnings to Fixed Charges
               For the quarters ended March 31, 1999 and 1998
                                  Unaudited
                            (Dollars in millions)

                                               1999                    1998
Earnings (Loss):
 (Loss) income before income taxes            $ (25)                   $ 79
  Fixed charges                                  13                      15
                                              $ (12)                   $ 94

Fixed charges:
  Interest charged to expense                 $  10                    $ 12
  One-third of rent expense                       3                       3
                                              $  13                    $ 15

Ratio of earnings to fixed charges              (a)                     6.1

The one-third of rent expense included in fixed charges is that proportion deemed representative of the interest portion.

(a) Earnings (loss) for the quarter ended March 31, 1999 were not adequate to cover fixed charges. Exclusive of the additional medical claims expense of $90 million ($57 million after tax, or $.34 per share) and a $12 million ($8 million after tax, or $.04 per share) gain on the sale of a tangible asset, the ratio of earnings to fixed charges for the quarter would have been 5.0.

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